Highland Credit Strategies Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, TX 75240
August 27, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Highland Credit Strategies Fund Registration Statement on Form N-2 (Registration Nos. 333-142250 and 811- 21869)
Ladies and Gentlemen:
     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Highland Credit Strategies Fund (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form N-2 filed on April 20, 2007 (Registration No. 333-142250), together with all amendments and exhibits thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because of unfavorable market conditions. No securities were issued or sold in connection with the Registration Statement.
     If you have any questions with respect to this letter, please call the undersigned at 972-628-4100.

Very truly yours, HIGHLAND CREDIT STRATEGIES FUND
By:	/s/ M. Jason Blackburn
	Name:	M. Jason Blackburn
	Title:	Treasurer